PIERCE ATWOOD
 LLP
 Attorneys at Law

                        Erin E. Raccah
                        One Monument Square
                        Portland, ME 04101
                        207-791-1275 voice
                        207-791-1350 fax
                        eraccah@pierceatwood.com
                        pierceatwood.com
                         Admitted in Maine and New York

May 16, 2005

VIA FEDERAL EXPRESS

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Riedler:

        On behalf of A.C.T. Holdings, Inc. (the "Company"), enclosed for your review are three copies of the revised preliminary proxy statement on Form PRE-14A (File No. 000-50295) of the Company, which was filed with the Securities and Exchange Commission (the "Commission") on May 10, 2005. Two of the enclosed copies of the revised preliminary proxy statement have been marked to indicate all changes made to the preliminary proxy as originally filed with the Commission.

        This revised preliminary proxy is being filed in response to comments contained in your letter of May 12, 2005 relating to the preliminary proxy statement. These comments, and the responses on behalf of the Company to these comments, are set forth below.

        Comment 1

        "We note that as part of this proposal, stockholders are being asked to approve an increase in the number of authorized shares of common stock and preferred stock of the company. As to your common stock, please expand the disclosure to state the number of outstanding shares, shares reserved for issurance under option plans, in connection with convertible securities, etc., and the number of shares available for issuance which have not been reserved."

        Response to Comment 1

        The Company has added this additional disclosure as requested.

        Comment 2

        "You should disclose whether or not there are any agreements, arrangements, plans or understandings with anyone to sell or issue any shares of preferred stock and state the number of shares of each class or series of preferred stock authorized and the number of shares outstanding, if any."

PORTLAND, ME            AUGUSTA, ME            PORTSMOUTH, NH            NEWBURYPORT, MA

        Response to Comment 2

        The Company has no such agreements with regard to its preferred stock, and has added language to indicate this in the preliminary proxy statement.

        The Company hopes that the foregoing responses are helpful to the Commission in its review of the preliminary proxy statement and fully responsive to its comments. We would appreciate if you would contact the undersigned at (207) 791-1275 as soon as possible with any questions or additional comments you may have regarding the preliminary proxy statement.

                        Sincerely,
                        /s/ Erin E. Raccah
                        Erin E. Raccah

Enclosures

cc    Mr. Michael Reedich, Securities and Exchange Commission
Mr. William M. Caldwell, IV, A.C.T. Holdings, Inc.